FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

As of May 9, 2003

TENARIS, S.A. (Translation of Registrant’s name into English)

TENARIS, S.A. 23 Avenue Monterey 2086 Luxembourg (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s press release announcing its First Quarter 2003 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2003

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio Corporate Secretary

Tenaris Announces Results for the First Quarter of 2003

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements prepared in accordance with international accounting standards (IAS) and presented in U.S. dollars.

Luxembourg, May 7, 2003. - Tenaris S.A.(NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announces its results for the fiscal quarter ended March 31, 2003 with comparison to its results for the fiscal quarter ended March 31, 2002.

•	Net sales of US$789.6 million, down 2.5% from US$810.2 million
•	Operating income of US$98.6 million, down 23.5% from US$128.9 million
•	Net income of US$45.5 million, up from a net loss of US$35.5 million
•	Net earnings per share of US$0.039 (US$0.39 per ADS)

Market Background

Despite increased demand for seamless pipes in Tenaris’s local markets such as Mexico, Canada and Argentina, overall demand in the first quarter was affected by particular situations in the Middle East and Venezuela. The strike action which brought the oil and gas sector in Venezuela to a halt has ended and military action has materialized and, effectively ended, in Iraq. Efforts are now being made to restore oil and gas production in both countries to their former levels. The heightened uncertainty surrounding the future level of oil and gas prices has dissipated to a certain extent and oil and gas prices remain at levels which should result in sustained overall demand for seamless pipes for the rest of the year though it continues to remain affected by the weak performance of the industrial sector. Demand for Tenaris’s welded pipes is weaker than the high level recorded in 2002 following the completion of deliveries to major gas pipeline projects in Ecuador and Peru but there is stronger demand from the local Brazilian market.

Tenaris’s results during the quarter were also affected by an increase in the cost of raw materials and energy at its Mexican and Italian operations following the increase in the price of internationally traded ferrous scrap and metallic iron materials, a rise in Mexican gas prices and a rise in Italian gas and electricity prices exacerbated by a rise in the value of the Euro against the U.S. dollar, 22% higher in the first quarter of 2003 than in the corresponding quarter of 2002. During the quarter, there were significant movements in the currencies of countries where Tenaris has its principal operations as the Argentine peso and the Euro appreciated by 11% and 7% respectively, and the Mexican peso depreciated by 6%, against the U.S. dollar, comparing the quarterly average for the first quarter of 2003 against the quarterly average for the fourth quarter of 2002.

Sales Volumes and Revenues

(metric tons)

Sales volume	Q1 2003	Q1 2002	Increase/(Decrease)

South America	67,000	80,000	(16%)
North America	139,000	98,000	42%
Europe	156,000	165,000	(5%)
Middle East & Africa	86,000	148,000	(42%)
Far East & Oceania	121,000	102,000	19%
Total seamless pipes	570,000	593,000	(4%)
Welded pipes	108,000	140,000	(23%)
Total steel pipes	678,000	733,000	(8%)

Sales volumes of seamless pipes decreased by 4% to 570,000 tons in the first quarter of 2003 from 593,000 tons in the same period of 2002. This decrease in sales volume primarily reflects the effects of the build up to and start of military action against Iraq, the national strike centered on the state-owned oil company in Venezuela, and the consequent effects on sales to the Middle East and to Venezuela. On the other hand, sales in Tenaris’s local markets of Mexico, Canada and Argentina and to China in the Far East were significantly higher than in the same period of last year.

Sales volumes of welded pipes decreased by 23% to 108,000 tons in the first quarter of 2003 from 140,000 tons in the same period of 2002. An increase in sales to the local Brazilian market was not sufficient to offset the effect of the termination of deliveries to major gas pipeline projects in Ecuador and Peru.

(US$ million)

Net sales	Q1 2003	Q1 2002	Increase/(Decrease)

Seamless pipes	565.6	567.3	(0%)
Welded pipes	98.5	145.3	(32%)
Energy	72.1	47.7	51%
Others	53.4	49.9	7%
Total	789.6	810.2	(3%)

Net sales in the quarter ended March 31, 2003 totaled US$789.6 million, compared to US$810.2 million in the corresponding quarter of 2002. Net sales of seamless pipes remained stable, in spite of the 4% decline in sales volumes, thanks to higher average selling prices, resulting from higher prices in Europe following the appreciation of the Euro and an increased proportion of high value sales in Mexico and Argentina in the total sales mix. Net sales of welded pipes decreased 32% as sales volumes and average selling prices decreased with the decline in prices reflecting changes in product mix. Included within net sales of welded pipes are sales of metal structures made by Tenaris’s Brazilian welded pipe subsidiary which amounted to US$15.0 million in the first quarter of 2003 and US$26.5 million in the first quarter of 2002. Net sales of electricity and natural gas by Dalmine Energie increased by 51% due to the continued expansion of the business and the effect of the appreciation of the Euro against the U.S. dollar. Net sales of other goods and services includes sales of other steel products by Tenaris Global Services, amounting to US$36.6 million in the first quarter of 2003 and US$41.1 million in the first quarter of 2002. Such sales reflect commitments entered into prior to the transfer of Tenaris Global Services to Tenaris at the end of 2002.

Operating Income

Operating income for the quarter ended March 31, 2003 fell 23.5% to US$98.6 million (12.5% of net sales) compared to US$128.9 million (15.9% of net sales) for the corresponding quarter in the previous year. Operating income plus depreciation and amortization fell to US$146.4 million (18.5% of net sales) compared to US$171.8 million (21.2% of net sales).

The gross margin (net sales less cost of sales) on seamless pipe sales declined to 33.7% in the first quarter of 2003 compared to 36.5% in the first quarter of 2002 due principally to increased raw material and energy costs at Tenaris’s Italian and Mexican operations, a reduction in tax reimbursements on exports from Argentina and increased costs at Tenaris’s Italian operations due to the appreciation of the Euro against the U.S. dollar which, in particular, affected margins on sales from Italy to outside of Europe. Scrap and metallic iron raw material costs rose by approximately 30% and energy costs by approximately 15% at Tenaris’s Italian and Mexican operations as measured in Euros and U.S. dollars respectively.

The gross margin on welded pipe sales declined to 32.8% in the first quarter of 2003 compared to 34.3% in the first quarter of 2002 due to lower margins on sales of metal structures by Tenaris’s Brazilian welded pipe subsidiary included within this business segment. The gross margin on energy sales declined to 1.1% in the first quarter of 2003 compared to 5.9% in the first quarter of 2002 due to increased competition resulting from the maturing of the energy trading business in Italy. The gross margin on other sales rose from 14.2% in the first quarter of 2003 compared to 12.2% in the first quarter of 2002.

Selling, general and administrative expenses, or SG&A, remained stable at US$133.0 million, or 16.8% of net sales in the quarter ended March 31, 2003, compared to US$135.2 million, or 16.7% of net sales, during the corresponding quarter of 2002. A significant reduction in selling expenses reflecting the incorporation of Tenaris Global Services into Tenaris at the end of 2002 and a higher proportion of sales made in local markets was offset by an increase in general and administration expenses due principally to the impact of new export taxes in Argentina and higher U.S. dollar costs in Italy due to the appreciation of the Euro.

Net Income

Net income for the quarter ended March 31, 2003 of US$45.5 million, or US$0.039 per share (US$0.39 per ADS) compares to a net loss of US$35.5 million for the corresponding quarter of 2002. In spite of lower operating income, Tenaris’s net result for the quarter was a substantial improvement over its result in the same quarter of 2002 due principally to a lower income tax provision of US$17.9 million in the first quarter of 2003 compared to an income tax provision of US$129.1 million in the same period of 2002. The substantial depreciation of the Argentine peso during the first quarter of 2002 and the appreciation of the same currency during the first quarter of 2003 is the principal factor behind the substantial change in income tax provision between the respective quarters.

Tenaris recorded net financial expenses of US$22.7 million in the first quarter of 2003, compared to net financial expenses of US$19.3 million in the same period of 2002.

Tenaris’s share in the results of associated companies generated a loss of US$9.0 million, compared to a loss of US$6.4 million in the first quarter of 2002. These losses were mainly attributable to losses associated with Tenaris’s investment in Amazonia and in the first quarter of 2003 the loss of US$9.0 million was due mainly to the application, in accordance with IAS, of a deferred tax charge.

Cash Flow and Liquidity

Tenaris’s cash and cash equivalents increased by US$85.2 million (including cash provided by business acquisitions) to US$390.1 million during the quarter ended March 31, 2003 and net financial debt was reduced to US$324.6 million. In addition, Tenaris had investments of US$135.8 million in trust funds established to support its Argentine and Brazilian operations.

Net cash provided by operations was US$158.1 million which included a reduction in working capital of US$42.3 million. Net cash used in investment activities was US$69.2 million. This includes investments of US$43.6 million in property, plant and equipment and US$23.1 million used in the acquisition of a modern 160 MW power plant in Argentina.

Recent Events

On April 24, 2003, Tenaris acquired the remaining minority interests in its Argentine subsidiary, Siderca S.A.I.C., at a cost of US$18.9 million and Siderca was subsequently delisted from the Buenos Aires stock exchange.

The board of directors, in its meeting today, decided to propose the date of June 23, 2003 as the date for the payment of the proposed dividend of US$115.0 million, or US$0.10 per share (US$0.99 per ADS). This dividend proposal is subject to approval by the shareholders at the General Meeting to be held on May 28, 2003 in Luxembourg.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.

With manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide, Tenaris is a leading global manufacturer of seamless steel pipes and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries as well as a leading regional supplier of welded steel pipes for gas pipelines in South America.

Consolidated Interim Income Statement

	Three-month period ended March 31,

(All amounts in US$ thousands)	2003	2002

Net sales	789,579	810,205
Cost of sales	(558,534)	(544,637)

Gross profit	231,045	265,568
Selling, general and administrative expenses	(132,998)	(135,170)
Other operating income and expenses, net	521	(1,482)

Operating income	98,568	128,916
Financial income (expenses), net	(22,691)	(19,272)

Income before income tax, equity in losses of associated companies and minority interest	75,877	109,644
Equity in losses of associated companies	(9,034)	(6,368)

Income before income tax and minority interest	66,843	103,276
Income tax	(17,927)	(129,148)

Net income before minority interest	48,916	(25,872)
Minority interest (1)	(3,404)	(9,459)

Net income (loss) before other minority interest	45,512	(35,331)
Other minority interest (2)	—	(133)

Net income (loss) for the period	45,512	(35,464)

(1)	Minority interest excluding minority interest attributable to participations in consolidated subsidiaries acquired in the exchange offer concluded on December 13, 2002
(2)	Minority interest attributable to participations in consolidated subsidiaries acquired in the exchange offer concluded on December 13, 2002

Consolidated Interim Balance Sheet

	March 31, 2003		December 31, 2002

(All amounts in US$ thousands)

Assets

Non-current assets
Property, plant and equipment, net	1,935,579		1,934,237
Intangible assets, net	32,939		32,684
Investments in associated companies	5,267		14,327
Other investments	158,434		159,303
Deferred tax assets	53,140		49,412
Receivables	25,096	2,210,455	16,902	2,206,865

Current assets
Inventories	675,108		680,113
Receivables	140,764		155,706
Trade receivables	685,082		670,226
Cash and cash equivalents	390,051	1,891,005	304,536	1,810,581

Total assets		4,101,460		4,017,446

Equity and Liabilities
Shareholders’ equity		1,722,972		1,694,054

Minority interest		189,388		186,783

Non-current liabilities
Borrowings	317,391		322,205
Deferred tax liabilities	296,198		320,753
Effect of currency translation on tax base	100,664		114,826
Employee liabilities	117,185		123,023
Provisions	35,665		33,874
Trade payables	19,252	886,355	18,650	933,331

Current liabilities
Borrowings	397,282		393,690
Current tax liabilities	204,512		161,704
Other liabilities	74,199		53,428
Provisions	83,025		73,953
Customers advances	41,489		37,085
Trade payables	502,238	1,302,745	483,418	1,203,278

Total liabilities		2,189,100		2,136,609

Total equity and liabilities		4,101,460		4,017,446

Consolidated Interim Cash Flow Statement

	Three-month period ended March 31,

(All amounts in US$ thousands)	2003	2002

Net income (loss) for the period	45,512	(35,464)
Depreciation and amortization	47,867	42,916
Tax accruals less payments	4,338	116,747
Equity in losses of associated companies	9,034	6,368
Interest accruals less payments	2,426	(7,069)
Net provisions	3,203	(8,329)
Minority interest	3,404	9,592
Change in working capital	42,280	(57,987)

Net cash provided by operations	158,064	66,774

Capital expenditure	(43,611)	(24,531)
Acquisitions of subsidiaries	(26,232)	—
Proceeds from disposition of property, plant and equipment	658	2,185
Changes in trust fund	—	(10,565)

Net cash used in investment activities	(69,185)	(32,911)

Proceeds from borrowings	84,493	97,184
Repayments of borrowings	(94,374)	(86,469)

Net cash (used in) provided by financing activities	(9,881)	10,715

Increase in cash and cash equivalents	78,998	44,578

Cash at January 1,	304,536	213,814
Effect of exchange rate changes on cash and cash equivalents	298	(75)
Increase in cash and cash equivalents provided by business acquisitions	6,219	—
Increase	78,998	44,578

Cash at March 31,	390,051	258,317